SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X                            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (Registrant)

Date: December 5, 2003	By	/s/ S.J. Cheng

	Name:	S. J. Cheng
	Title:	Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	Press Release

For Immediate Release

Contact:

ChipMOS TECHNOLOGIES (Bermuda) LTD.

Investor Relations/Media Relations

Dr. S.K. Chen

886-6-507-7712

s.k._chen@chipmos.com.tw

ChipMOS Technical Symposium Held in Hsinchu

—Probing into Advanced LCD Related Technologies—

Hsinchu, Taiwan, Dec. 5, 2003—ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS Bermuda”) today announced that its 70% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS”), hosted a technical symposium, attended by more than 250 participants, at Lakeshore Hotel in Hsinchu, Taiwan on December 5, 2003. This full day symposium addressed issues in advanced LCD (Liquid Crystal Display) related technologies. Speakers from ChipMOS’ clients, ChipMOS’ vendors, and other well-known companies share their latest research achievements with all the symposium attendees.

“I am very glad to see so many attendees at our symposium and really appreciate all of the speakers today sharing their research achievements with us,” said S.J. Cheng, Deputy Chairman and Chief Executive Officer of ChipMOS/Bermuda.

“ChipMOS/Bermuda has a strong ongoing commitment to technology development. We continue to invest above industry average levels of resources to research and development, and have held technical symposium in each of the last five years. In addition to encourage our employees in their dedication to technology development, we hope to provide a platform for all participants in the IC industry to exchange their experience and technologies. We believe that knowledge sharing is the best way to enhance the competitiveness of IC industry,” continued Mr. Cheng.

The topics discussed during today’s symposium included FPD market and application trends, LCD driver IC technology trend, TFT process introduction, DDR FBGA assembly and testing, electro-optical properties of liquid crystals and cell process, driver IC mounting technology for large size LCD panel, LCD driver IC assembly/testing technologies, LCD driver IC Au bumping technology, Toshiba LCDD package trend, and the study on bonding mechanisms of chip on film (COF) package. The speakers came from a number of leading companies, including Himax, Display Search, DenMOS, CMO, HannStar, Sharp, Toshiba, etc.

By this symposium, ChipMOS shows a strong bond with its alliances cross LCD related industry and is able to develop the most advanced technology to meet market applications. ChipMOS is anticipated to become one of the best one-stop shop providers regarding LCD process services.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.

ChipMOS/Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in Taiwan and Shanghai, ChipMOS/Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw